UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Nauticus Robotics, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

Common stock: 63911H 108

(CUSIP Number)

Feathercraft Lane, Suite 450

Webster, TX 77598

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63911H 108

1	NAME OF REPORTING PERSONS Mark Mey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,159,695 shares of common stock(1)(2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,159,695 shares of common stock (1)(2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,159,695 shares of common stock (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0% of the common stock (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	The number of shares reported as beneficially owned as of September 19, 2022 by the Reporting Person were acquired in connection with the Business Combination (defined below). The number of shares reported consists of (i) 8,329,492 shares issued as merger consideration, (ii) 2,080,203 shares of common stock issued pursuant to earnout conditions, as described in the Merger Agreement (defined below), and (iii) 750,000 shares purchased pursuant to subscription agreements that were entered into during a private placement which was consummated concurrently with the Business Combination.
(2)	Calculated based on 47,250,773 shares of common stock issued and outstanding as of September 15, 2022 as reported in the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on September 15, 2022 and assuming the conversion of all 8,625,000 warrants, which were initially issued to public shareholders in connection with CLAQ’s (defined below) initial public offering, into common stock in accordance with Rule 13d-3(d)(1)(i).

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “common stock”), of Nauticus Robotics Inc. (the “Issuer”). The principal executive office of the Issuer is located at Feathercraft Lane, Suite 450, Webster, TX 77598.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by Mark Mey (the “Reporting Person”).

(b) The address of the principal business and principal office of the Reporting Person is c/o Nauticus, Robotics, Inc., Feathercraft Lane, Suite 450, Webster, TX 77598.

(c) Mark Mey is currently a member of the Board of Directors (the “Board”) of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, to the knowledge of the Reporting Person, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) See responses to Item 6 on the cover page.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of common stock reported herein as being beneficially owned by the Reporting Person were issued to the Reporting Person following the completion of the business combination (the “Business Combination”) on September 9, 2022 (the “Closing”) pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement,” and together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”) with CleanTech Acquisition Corp (“CLAQ”), CleanTech Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of CLAQ (“Merger Sub”), and Nauticus Robotics, Inc., a Texas corporation. Pursuant to the terms of the Merger Agreement, a business combination between CLAQ and Nauticus was effected through the merger of Merger Sub with and into Nauticus, with Nauticus surviving the merger as a wholly owned subsidiary of CLAQ (the “Merger”). CLAQ was renamed “Nauticus Robotics, Inc.” and the previous Nauticus Robotics, Inc. was renamed “Nauticus Robotics (Texas), Inc.”

At the effective time of the Business Combination, stock consideration was issued to (i) the then current holders of stock in Nauticus Robotics, Inc. in the form of common stock of Issuer.

Item 4.	Purpose of the Transaction

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of the Issuer’s common stock beneficially owned by the Reporting Person, as reported in this Schedule 13D, were received in connection with the Business Combination.

Reporting Person serves a member of the Board of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

Item 5.	Interest in Securities of the Issuer

(a) See responses to Item 13 on the cover page.

(b) See responses to Items 7, 8, 9 and 10 on the cover page.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not, to the best of his knowledge, engaged in any transaction with respect to the common stock during the sixty days prior to the date of filing this Schedule 13D.

(d) Except as described in Item 3, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the common stock of the issuer beneficially owned by the Reporting Person as reported in this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Person has entered into a power of attorney, attached here to as Exhibit 99.1. Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Power of Attorney

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: September 19, 2022

Mark Mey

By:	/s/ Mark Mey by M. Dilshad Kasmani, Attorney-in-Fact
Name:	Mark Mey

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